ROCKWELL VENTURES INC.
CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED FEBRUARY 28, 2005

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

ROCKWELL VENTURES INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	February 28, 2005	May 31, 2004
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$520,226	$1,535,639
Marketable securities (note 4)	129,381	30,425
Amounts receivable and prepaids	109,629	286,527
Balances receivable from a related party (note 8)	9,659	42,550
	768,895	1,895,141

Security deposit (note 5(a))	32,190	32,190
Mineral property interests (note 5)	46,857	46,857

	$847,942	$1,974,188

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$–	$33,406

Shareholders' equity (deficit)
Share capital (note 7)	11,773,387	11,647,887
Contributed surplus (note 7(e))	453,298	445,020
Deficit	(11,378,743)	(10,152,125)
	847,942	1,940,782
Nature and continuance of operations (note 1)
Commitment (note 12)

	$847,942	$1,974,188

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ROCKWELL VENTURES INC.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Feb. 28		Nine months ended Feb. 28
	2005	2004	2005	2004

Expenses
Exploration (note 6)	$675,373	$477,629	$805,353	$622,248
Exploration - stock-based compensation (note 7(c))	289	143,500	3,631	158,493
Foreign exchange	(41,854)	(22,333)	3,138	(21,760)
Interest income	(2,518)	(14,651)	(14,929)	(16,228)
Legal, accounting and audit	16,591	15,430	42,934	30,275
Office and administration	100,336	135,664	228,332	252,271
Shareholder communications	13,714	8,469	18,605	14,852
Stock-based compensation (note 7(c))	405	179,523	4,647	205,962
Trust and filing	16,805	22,359	22,069	31,448
Travel and conferences	116	29,174	3,357	29,422
	779,257	974,764	1,117,137	1,306,983

Other items
Bad debt recovery	–	(480,500)	–	(480,500)
Gain on sale of marketable securities	(6,138)	–	(6,138)	–
Write-down of marketable securities	–	–	115,619	–
	(6,138)	(480,500)	109,481	1,352,725

Loss for the period	$773,119	$494,264	$1,226,618	$2,659,708

Basic and diluted loss per common share	$0.01	$0.01	$0.01	$0.04

Weighted average number of
common shares outstanding	93,746,553	80,436,764	93,264,951	61,392,824

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

			Nine months ended Feb. 28
			2005	2004
Deficit, beginning of period			$(10,152,125)	$(8,756,107)
Loss for the period			(1,226,618)	(826,483)
Deficit, end of period			$(11,378,743)	$(9,582,590)

The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Feb. 28		Nine months ended Feb. 28
Cash provided by (applied to):	2005	2004	2005	2004

Operating activities
Loss for the period	$(773,119)	$(494,264)	$(1,226,618)	$(826,483)
Items not affecting cash:
Marketable securities received	–	–	(220,000)	–
Gain on sale of marketable securities	(6,138)	–	(6,138)	–
Write-down of marketable securities	–	–	115,619	–
Stock-based compensation	694	323,023	8,278	364,455
Changes in non-cash working capital items:
Amounts receivable and prepaids	(54,781)	(93,954)	176,898	(127,992)
Accounts payable and accrued liabilities	(16,820)	104,313	(33,406)	95,595
Cash used in operating activities	(850,164)	(160,882)	(1,185,367)	(494,425)

Investing activities
Proceeds on sale of marketable securities	11,563	(50,000)	11,563	(50,000)
Mineral property interest	–	(50,000)	–	(50,000)
Return of reclamation deposit	–	–	–	70,000
Cash provided by (used in) investing activities	11,563	(100,000)	11,563	(30,000)

Financing activities
Balances receivable from a related party	38,018	88,903	32,891	313,936
Issuance of share capital, net of issue costs	53,000	2,906,755	125,500	2,947,985
Cash provided by financing activities	91,018	2,995,658	158,391	3,261,921

Increase (decrease) in cash and equivalents
during the period	(747,583)	2,734,776	(1,015,413)	2,737,496
Cash and equivalents, beginning of period	1,267,809	21,256	1,535,639	18,536

Cash and equivalents, end of period	$520,226	$2,756,032	$520,226	$2,756,032

Supplemental disclosure:
Interest paid during the period	$–	$–	$–	$–
Income taxes paid during the period	$–	$–	$–	$–

The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended February 28, 2005
(Unaudited - Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Ventures Inc. (the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and its principal business activity is the exploration of mineral properties. The Company’s principal mineral property interests are located in Chile and Canada and previously Brazil.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. At February 28, 2005, the Company had working capital of approximately $769,000. However, the Company has incurred operating losses since its inception. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. However, there can be no assurance that the Company will be able to secure additional financial resources nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries 549949 BC Ltd., 639154 BC Ltd. and Minera Ricardo Resources Inc. S.A. All material intercompany balances and transactions have been eliminated upon consolidation.

The Company's subsidiary Minera Ricardo Resources Inc. S.A. ("Ricardo") is incorporated on under the laws of Chile, and the Company’s subsidiaries, 549949 BC Ltd. and 639154 BC Ltd. are incorporated under the laws of British Columbia, Canada.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

(b)	Allowance for amounts receivable

The Company establishes an allowance for uncollectible amounts receivables on a specific account basis. No allowances for amounts receivables were recorded by the Company as at February 28, 2005.

(c)	Marketable securities

Marketable securities are recorded at the lower of (i) cost less accumulated writedowns, and (ii) quoted market value.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended February 28, 2005
(Unaudited - Expressed in Canadian Dollars)

(d)	Reclamation and security deposits

Reclamation and security deposits are recorded at cost.

(e)	Mineral property interests

The acquisition costs of mineral properties are deferred until the property is placed into production, sold, or abandoned, or when management has determined that there has been an impairment in value. Acquisition costs which have been deferred will be amortized on a unit-of- production basis, over the estimated useful life of the related property following the commencement of production, or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest. Costs for properties to which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred, or until a feasibility study has determined that the property is capable of economic commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

(f)	Values

The amounts shown for the mineral property interests represent costs accumulated to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recoverability of current and future ore reserves, of which the Company currently has none.

(g)	Environmental and reclamation costs

Environmental, reclamation and site restoration costs are charged to operations in the period incurred.

(h)	Foreign currency translation

All of the Company’s foreign operations are integrated.

Monetary assets and liabilities of the Company's integrated foreign subsidiaries are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains and losses are recorded in the statement of operations.

(i)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange (“TSX-V”) on the date of issue or as otherwise provided under the terms of the agreement to issue the shares.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended February 28, 2005
(Unaudited - Expressed in Canadian Dollars)

Proceeds from the sale of flow-through shares are credited to share capital. The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through shares arrangements are renounced to investors in accordance with Canadian income tax legislation. Future income taxes related to temporary differences arising on renunciation of expenditures to subscribers are offset against future income tax assets.

Share issue costs are deducted from share capital.

(j)	Stock-based compensation

The Company has a share option plan which is described in note 7(c). Effective June 1, 2002, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to employee stock-based compensation. As allowed under the transitional provisions, these recommendations have been applied prospectively to option grants after that date. As a result, the Company records all stock-based payments granted on or after June 1, 2002 using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are charged to operations over the vesting period, with an offsetting amount to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(k)	Future income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(l)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds receivable upon exercise of dilutive share purchase options and warrants are used to repurchase common shares at the average market price during the period.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended February 28, 2005
(Unaudited - Expressed in Canadian Dollars)

Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

(m)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

(n)	Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

4.	MARKETABLE SECURITIES

Marketable securities are comprised of the following:

	February 28,	May 31,
	2005	2004
Geostar Metals Inc.,
Nil (May 31, 2004 – 77,500) common shares
Market value $nil (May 31, 2004 – $10,075)	$–	$5,425
Chatworth Resources Inc.
(formerly GMD Resource Corp) (note 5(b))
83,333 (post 6 for 1 consolidation) (May 31, 2004 –
500,000 pre-consolidation) common shares
Market value $17,500 (May 31, 2004 – $25,000)	15,833	25,000
Taseko Mines Limited (note 5(c))
78,853 (May 31, 2004 – nil) common shares
Market value $134,839 (May 31, 2004 – nil)	113,548	–
	$129,381	$30,425

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended February 28, 2005
(Unaudited - Expressed in Canadian Dollars)

5.	MINERAL PROPERTY INTERESTS

	Royce	Ricardo
Acquisition Costs	Property	Property	Other	Total
Balance at February 28, 2005 and
May 31, 2004	$–	$46,857	$–	$46,857

Title to mining properties involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the often complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to all of its mineral properties and, to the best of its knowledge and belief, titles to all of its properties are in good standing.

(a)	Ricardo Property, Chile

The Company holds a 100% interest in certain mineral exploration and exploitation concessions totaling approximately 16,400 hectares in the Calama Mining District in Chile. The Corporación Nacional del Cobre de Chile ("Codelco"), the Chilean national copper company, is erecting housing and other infrastructure in certain areas of the Ricardo Property, as part of a relocation project of its workers at Chuquicamata. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, in November 2002 the Company applied for several easements on its Ricardo Property. These matters are before the law courts of Chile. Pursuant to the terms of the easement application, a refundable deposit of 15 million Chilean pesos ($32,190) was lodged with the authorities.

On January 30, 2004, Ricardo signed a Letter of Understanding with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto"), whereby Rio Tinto could acquire a 100% interest in a majority of the claims which make up the Ricardo property. In January 2005, Rio Tinto terminated this option.

The Company continues to maintain the Ricardo Property in good standing.

(b)	Royce Diamond Property, Canada

In February 2004, the Company received approval from the TSX-V, for its property option agreement with Chatworth Resources Inc. (formerly GMD Resource Corp.), a TSX-V-listed company, to acquire up to a 60% interest in the Royce Diamond Claims (“the Royce Claims”), which are in excess of 63,900 hectares located within the Slave Geological Province, near Yellowknife, Northwest Territories.

In April 2004, after conducting a work program and due to insufficient results to warrant further exploration, the Company terminated its option to earn an interest in the Royce Claims.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended February 28, 2005
(Unaudited - Expressed in Canadian Dollars)

(c)	Farmout Agreement - Gibraltar exploration properties

In December 2003, the Company entered into a Farmout Agreement (the "2003 Farmout Agreement") with Taseko Mines Limited ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the 2003 Farmout Agreement, Taseko granted to the Company rights to earn joint venture working interests, subject to a maximum of $200,000, on certain exploration properties located in the vicinity of the Gibraltar mine property. For a period of 150 days after the Company had earned its working interest, Taseko had the right to purchase, at its option, the Company's earned interests for cash or common shares consideration aggregating 110% of the Company's earn-in amount (at Taseko's option). If Taseko elected to issue common shares, the common shares to be issued upon exercise would be valued at the weighted average ten-day trading price as traded on the TSX-V.

In December 2003, the Company had earned an interest in these properties to the extent of $200,000.

During the Company’s fiscal year ended May 31, 2004, Taseko exercised its right to purchase the Company's interest, and pursuant to regulatory approvals, on June 15, 2004, 78,853 common shares of Taseko were received for total consideration of $220,000.

(d)	Farmout Agreement - British Columbia exploration properties

In November 2004, the Company entered into a Farmout Agreement (the "2004 Farmout Agreement") with Amarc Resources Ltd. ("Amarc"), a public company with certain directors in common with the Company. Under the terms of the 2004 Farmout Agreement, Amarc granted to the Company rights to earn joint venture working interests, subject to a maximum of $600,000, on certain exploration properties located in central British Columbia.

For a period of 180 days after the Company has earned its working interest, Amarc has the exclusive right to purchase, at its option, the Company's earned interests for a number of Amarc common shares (or cash equivalent) but shall not be less than 110% of the qualified expenditures incurred by or for the account of RCW to earn its interest. If Amarc elects to issue common shares, the common shares to be issued upon exercise would be valued at the weighted average five-day trading price as quoted on the TSX-V prior to the date of the call notice.

In December 2004, the Company had earned an interest in these properties to the extent of $600,000.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended February 28, 2005
(Unaudited - Expressed in Canadian Dollars)

6.	EXPLORATION EXPENSES

			British		Nine months ended	Year ended
	Royce	Ricardo	Columbia		February 28,	May 31,
	Property	Property	Properties	Other	2005	2004
Assay and analysis	$–	$–	$–	$–	$–	$3,186
Drilling	–	–	206,202	–	206,202	402,056
Freight	–	–	2,859	–	2,859	10,161
Geological	32,009	8,702	250,285	–	290,996	201,476
Graphics	–	–	3,186	–	3,186	3,969
Helicopter	–	–	16,125	–	16,125	151,524
Property fees/assessments	–	24,554	210	–	24,764	89,672
Recoveries	–	–	–	–	–	(700,500)
Site activities	6,669	130,749	89,635	–	227,053	349,356
Staking	–	–	14,931	–	14,931	–
Travel and
accommodation	1,038	1,632	16,567	–	19,237	14,719
Subtotal	39,716	165,637	600,000	–	805,353	525,619
Stock-based compensation
(note 7(c))	706	2,925	–	–	3,631	144,208
Incurred during the
period	40,422	168,562	600,000	–	808,984	669,827
Cumulative expenses,
beginning of period	841,448	1,796,799	–	3,989,563	6,627,810	5,957,983
Cumulative exploration
expenses, end of period	$881,870	$1,965,361	$600,000	$3,989,563	$7,436,794	$6,627,810

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of unlimited common shares, without par value.

At the Company’s Annual and Extraordinary General Meeting held on December 29, 2004 an increase in authorized share capital from 200,000,000 to an unlimited number of common shares was approved by shareholders.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended February 28, 2005
(Unaudited - Expressed in Canadian Dollars)

(b)	Issued and outstanding common shares

		Number
Common shares issued:	Price	of Shares	Amount
Balance May 31, 2002		54,162,150	$8,512,758
Private placement August 2002 (net of issue costs)	$0.20	1,037,125	184,894
Balance May 31, 2003		55,199,275	8,697,652
Warrants exercised	$0.22	96,500	21,230
Private placement December 2003 (net of issue costs)(i)	$0.08	37,500,000	2,925,255
Options exercised	$0.10	15,000	1,500
Options exercised	$0.15	15,000	2,250
Balance May 31, 2004		92,825,775	$11,647,887
Warrants exercised	$0.10	1,225,000	122,500
Options exercised	$0.10	30,000	3,000
Balance February 28, 2005		94,080,775	$11,773,387

(i)
On December 31, 2003, the Company completed a private placement of 37,500,000 units at a price of $0.08 per unit for gross proceeds of $3,000,000. Of these, 17,250,000 were flow-through units. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of $0.10 until December 31, 2005. The warrants are subject to an accelerated expiry provision (note 7(d)).

(c)	Share purchase options

At its Annual and Extraordinary General Meeting held in December 2004, shareholders of the Company approved a Share Incentive Plan in accordance with the policies of the TSX-V. Under the 2004 Plan, a maximum of 10% of the issued and outstanding shares of the Company at the time an option is granted, less the number of shares reserved for issuance in the 2004 Plan, are reserved for issuance as options to be granted at the discretion of the Company’s board of directors to eligible optionees under the 2004 Plan (ie, a "rolling" plan). The exercise price of each option normally equals or exceeds the market price of the Company's shares as calculated on the date of grant. Options granted are for a term of no greater than five years.

The continuity of share purchase options for the period ended February 28, 2005 is:

	Exercise	May 31	Granted	Exercised	Expired/	Feb. 28
Expiry date	Price	2004			Cancelled	2005
April 6, 2005	$0.16	50,000	–	–	–	50,000
May 20, 2005(1)	$0.10	45,000	–	–	–	45,000
May 20, 2005	$0.12	25,500	–	–	–	25,500
May 20, 2005	$0.15	4,945,000	–	–	(35,000)	4,910,000
May 20, 2005	$0.16	45,000	–	–	–	45,000
July 29, 2005	$0.10	30,000	–	(30,000)	–	–
May 19, 2006	$0.08	–	120,000	–	–	120,000
		5,140,500	120,000	(30,000)	(35,000)	5,195,500

Weighted average exercise price		$0.15	$0.08	$0.15	$0.15	$0.15

(1)	The Company extended the expiry from the original date of December 20, 2004 to May 20, 2005

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended February 28, 2005
(Unaudited - Expressed in Canadian Dollars)

As at February 28, 2005, 5,195,500 of the options outstanding had vested with grantees.

Stock-based compensation

Using a Black-Scholes option pricing model with the assumptions noted below, the fair value of all options as estimated by the model have been reflected in the statement of operations as follows:

Exploration and Engineering	$3,631
Operations and administration	4,647
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$8,278

The weighted-average assumptions used to estimate the modeled fair value of options granted during the period were:

	2005	2004	2003
Risk free interest rate	3%	3%	3%
Expected life	1.5 years	1.5 years	2.0 years
Expected volatility	162%	163%	50%
Expected dividends	nil	nil	nil

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended February 28, 2005 is:

	Exercise	May 31				Feb. 28
	Price	2004	Issued	Exercised	Expired	2005
December 31, 2005
expiry7(b)(i)	$0.10	37,500,000	–	(1,225,000)	–	36,275,000

Weighted average exercise price		$0.10	$–	$0.10	$–	$0.10

These warrants are subject to a 45 day accelerated expiry provision, at the Company’s option and upon notice, if the closing price of the common shares of the Company is at least $0.18 for ten consecutive trading days.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended February 28, 2005
(Unaudited - Expressed in Canadian Dollars)

(e)	Contributed surplus

Balance, May 31, 2003 and 2002	$–
Changes during 2004:
Non-cash stock-based compensation	445,020
Contributed surplus, May 31, 2004	445,020
Changes during 2005:
Non-cash stock-based compensation (note 7(c))	8,278
Contributed surplus, February 28, 2005	$453,298

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
Balances receivable	February 28, 2005	May 31, 2004
Exploration advance balances receivable
from a related party
Hunter Dickinson Inc. (a)	$9,659	$42,550

	Nine months ended	Year ended
Transactions	February 28, 2005	May 31, 2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$106,909	$362,377
Euro-American Capital Corporation (b)	11,814	9,957
Gordon J. Fretwell Law Corporation (c)	1,060	26,083

(a)
Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common with the Company that provide geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001.

Exploration advances to and from HDI have arisen in the normal course, due to in-progress and near-term planned exploration work, primarily on the Company’s exploration properties. There are no specific terms of repayment.

(b)	Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

(c)	Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended February 28, 2005
(Unaudited - Expressed in Canadian Dollars)

9.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

There were no significant non-cash transactions during the nine months ended February 28, 2005, nor for the year ended May 31, 2004.

10.	INCOME TAXES

As at May 31, 2004, the Company had non-capital losses of approximately $3,309,000 (2003 – $2,785,000; 2002 – $2,369,000) available for deduction against future taxable income. These losses, if not utilized, will expire in various years ranging from 2005 to 2011.

As at May 31, 2004 and subject to certain restrictions, the Company also had cumulative resource expenditures, net of flow-through financing renounced to shareholders, of approximately $4,467,000 (of which approximately $1,132,000 are successored and are, consequently, subject to further restrictions) available to reduce taxable income in future years.

11.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable, security deposit, accounts payable and accrued liabilities and balances receivable from a related party. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

12.	COMMITMENT

On December 31, 2003, the Company completed a private common share equity placement (note 7(b)) which included $1,380,000 of flow-through financing. At November 30, 2004, the Company was committed to incur prior to December 31, 2004, on a best-efforts basis, approximately $565,000 in remaining qualifying Canadian exploration expenditures pursuant to this flow-through private equity placement. In December 2004, the Company fulfilled this commitment.